MEMORANDUM

TO:	Sonny Oh, Esq. Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	April 1, 2024
SUBJECT:	Response to Comments for Initial Registration Statements filed on Form S-1 for File No. 333-268464 (NY Jackson Market Link Pro II); File No. 333-268466 (NY Jackson Market Link Pro Advisory II)

This memorandum is in response to the comments you provided via telephone on March 29, 2024 for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. Marked, excerpted pages of each prospectus, revised to reflect the changes discussed below, are filed herewith. Courtesy marked copies of the prospectuses for each product will also be provided via electronic mail. Page references in the responses below are to the PDF page number of the attached marked document, unless indicated otherwise. Corresponding changes will be made to the Jackson Market Link Pro Advisory II prospectus as applicable. Additional pre-effective amendments to the registration statements will subsequently be filed in response to these comments.

Cover Page (p. 1)

1.In the first line of the third paragraph, you still have a reference to “Protection Options” plural. Please do a global search to ensure prior changes are picked up throughout the prospectus.

Response: We have made this revision.

2.In the fifth paragraph, please remove the reference to advisory fees from the new disclosure.

Response: We have made this revision.

3.In the fifth paragraph, please confirm that the reference to 98% loss of investment is accurate as this is different than what is disclosed in the national version of this product.

Response: We have confirmed the accuracy of this figure. The difference between the national product and the New York product stems from the different Protection Options offered.

Glossary (p. 3)

4.In the last sentence of the definition for Free Withdrawal, please revise to make clear that the applicable RMD becomes the Free Withdrawal amount only if it is greater than the existing Free Withdrawal amount.

Response: We have made this revision.

Risk Factors (pp. 4-5)

5.In the first paragraph following the bullets in the Risk Factor titled “Limits on Investment Return”, please review the second-to-last sentence for a missing reference to the Cap.

Response: We have made this revision.

6.In the last sentence of the Risk Factor titled “Effects of Withdrawals, Annuitization, or Death”, please check the cross-reference for accuracy.

Response: We have revised to ensure the appropriate cross-referenced subsection is identified.

Indexes (p. 8)

7.In the second-to-last line of the first paragraph in the subsection titled “Adjusted Index Return”, please review language as it appears there is a typo or missing language.

Response: We have made this revision.

Additional Information About the Index Account Options (p. 9)

8.In the paragraph following the graph example, please note that the reference should be “if market performance is zero” and not just “if the market is zero.”

Response: We have made this revision.

Access To Your Money (p. 10)

9.In the last paragraph, where you have added the new disclosure, please remove the reference to the payment of advisory fees.

Response: We have made this revision.

Part II

10.Please confirm all exhibits are hyperlinked.

Response: We confirm that all exhibits found in Part II will be properly hyperlinked at the time of our final pre-effective filing.

11.Following the list of exhibits, there are symbol footnotes identifying specific types of exhibits. Please ensure there are actually symbols on exhibits relating to these footnotes.

Response: We will ensure these are accurate and applicable at the time of our final pre-effective filing.

Jackson Market Link Pro Advisory II – Advisory-Specific Comments

Access To Your Money (p. 11)

1.In the last paragraph before the subsection titled “Our Administrative Rules”, please retain the sentence identifying that the administrative rules are structured to follow the PLR requirements.

Response: We have made this revision.

2.In the last paragraph before the subsection titled “Our Administrative Rules”, please start a new paragraph with the sentence beginning “It is important to note that deductions to pay advisory fees...”

Response: We have made this revision.

Appendix A (pp. 12-13)

3.In Example 11, please note that it appears that prior revisions to non-rounded percentages have not been pulled through this example. Please review and revise as necessary.

Response: We have revised to pull non-rounded percentages through this Example.

Please contact me at (517) 367-3754 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company of New York® The date of this prospectus is __________, 2024. This prospectus contains information about the Contract and Jackson National Life Insurance Company of New York (“Jackson of NY®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements. Jackson of NY's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Options levels that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options levels. The Jackson Market Link Pro II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson of NY. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Crediting Methods such as the Cap and Performance Trigger could limit positive Index gain. The Contract currently offers a 10% and 20% Buffer Protection Option, which could expose you to 80-90% loss due to poor Index performance. Crediting Method and Protection Option rates could change in the future. The Buffer Protection Option will always be at least 5%. Jackson of NY is located at 2900 Westchester Avenue, Purchase, New York, 10577. The telephone number is 1-800-599-5651. Jackson of NY is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson of NY Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-599-5651; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 1010 for more information.

Protection Option: a Protection Option provides a level of downside protection if the Index Return is negative. We currently offer a Buffer Protection Option. Current Buffer rates are provided at the time of application.

- A **Buffer** protects from loss up to a specific amount (typically 10% or 20%). You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 10% or more than 30%.

Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.

As of the date of this prospectus, you may currently select the following combinations of Crediting Methods, Protection Option, and Index Account Option Terms with any of the available Indexes:

Crediting Method	Protection Option*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

The available Crediting Method and Protection Option rates are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 2626. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page 2222. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Option levels, and Index Account Option Terms we currently offer may not be available through every selling broker-dealer.

Fixed Account: You also have the option to invest all or a portion of your Contract Value into a **Fixed Account**. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate.

2

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, and any amounts transferred out of the Fixed Account. Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD is applicable and greater than 10% of Remaining Premium, the Free Withdrawal amount is equal to the RMD, less earnings. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. Income Date - the date on which income payments are scheduled to begin as described in the Income Payments section of the prospectus. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be zero, positive, or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Index Participation Rates (applicable only with the Cap Crediting Method), and Buffer rates are all Index Adjustment Factors. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand- alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. On each day of the Index Account Option Term prior to the end of the Index Account Option Term, the Interim Value is the greater of the Index Account Option Value on the first day of the term (which equals any Premium or Contract Value allocated to the Index Account Option on that day) reduced for any withdrawals (including automatic withdrawals, Required Minimum Distributions, income payments, the Contract Value element of death benefit payments, and Free Looks) or Intra-Term Performance Locks transferred from the Index Account Option during the term, including any Withdrawal Charges, in the same proportion as the Interim Value was reduced on the date of the withdrawal or Intra- Term Performance Lock, plus the prorated Index Adjustment subject to the greater of applicable (non- guaranteed) prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term) or guaranteed minimum Index Adjustment Factors, or zero. The Index Participation Rate is not prorated for purposes of calculating Interim Value prior to the end of the Index Account Option Term. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for withdrawal or Intra-Term Performance Lock prior to the end of the Index Account Option Term. Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account 8

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities. Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term. While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Option are applied based on that performance. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations that may cause the value of a security to change, sometimes rapidly and unpredictably. Limits on Investment Return. • Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater. • Performance Trigger Rate. If you elect a Performance Trigger Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger Rate. The Performance Trigger Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger Rate, even when the positive Index Return is greater. Cap and Performance Trigger Rates are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we apply the greater of (non-guaranteed) prorated Cap and Performance Trigger Rates (based on the number of days that elapsed in the Term) or guaranteed minimum Cap and Performance Trigger Rates. Regardless of whether we use the (non-guaranteed) prorated Cap or Performance Trigger Rates or the guaranteed minimum Cap or Performance Trigger Rates, this means you will not experience the full advantage of the stated Cap or Performance Trigger Rate. This could serve to decrease any positive Index Adjustment we credit. New rates go into effect at the start of each new Index Account Option Term. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you. Buffer. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer Protection Option. A negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer level you have selected. If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of 11

Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra-Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson of NY has any legal responsibility to pay amounts that Jackson of NY owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson of NY. You should review and be comfortable with the financial strength of Jackson of NY for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, Required Minimum Distribution ("RMD"), automatic withdrawals, free look, Intra-Term Performance Lock, income payment, or the Contract Value element of a death benefit payment. Such Interim Value adjustments could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. In addition, partial and total withdrawals taken during the first six Contract Years which exceed the Free Withdrawal amount may be subject to a Withdrawal Charge. All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the death benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. If your Contract Value falls below the minimum contract value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")Non-Qualified Contracts - Required Distributions" beginning on page 3737. Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic , and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract. Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection. Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution 13 of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations. As of the date of this prospectus, we do not believe that we have experienced a material cyber-attack or other cybersecurity incident. However in 2023, we were notified of a data security incident involving the MOVEit file transfer system used by numerous financial services companies. A third-party vendor uses that software on our behalf to, among other things, identify the deaths of insured persons and annuitants under life insurance policies and annuity contracts. According to that third party vendor, an unknown actor exploited a MOVEit software flaw to access the vendor’s systems and download certain data. Our assessment indicated that personally identifiable information relating to approximately 850,000 of our parent company, Jackson’s customers (including customers of Jackson of NY) was obtained by that unknown actor from the third party vendor’s systems. This MOVEit vulnerability has now been rectified. Separately, our parent company, Jackson experienced unauthorized access to two servers as a result of the MOVEit flaw; however, the scope and nature of the data accessed on those servers was significantly less than the third party vendor impact. Our assessment was that a subset of information relating to certain partner organizations and individuals, including certain customers of Jackson of NY, was obtained from the two affected servers. We notified affected customers as required by law, and we continue to assess and investigate the overall impact of the incidents. At this time, we do not believe the incidents or related litigation will have a material adverse effect on the business, operations, or financial results of Jackson of NY. 14

Crediting Method	Protection Option*	Term Length		
	Buffer	1-Year	3-Year	6-Year
Cap	10%, 20%	✓	✓	✓
Performance Trigger	10%	✓	N/A	N/A

* Protection Option rates listed above are the rates currently available as of the date of this prospectus. These rates may be changed from time to time, so you should contact your financial professional or the Jackson of NY Customer Care Center for current rate availability.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and the Buffer Protection Option are the rates effective as of the first day of your Index Account Option Term and will not change until the end of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson of NY Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested. The minimum amount you may allocate to an Index Account Option is $100.

- **At the beginning of the Index Account Option Term**, your Index Account Option Value is equal to the Premium allocated or Contract Value transferred to the Index Account Option, less any amount transferred out of the Index Account Option.

- **During the Index Account Option Term**, your Index Account Option Value is equal to the Interim Value, which is equal to the Index Account Option Value at the beginning of the Index Account Option Term, reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, credited with a positive or negative Index Adjustment. The Index Adjustment credited is subject to the greater of any applicable (non-guaranteed) prorated or guaranteed minimum Index Adjustment Factors, as of the date of the withdrawal. Please note: the Index Participation Rate is not prorated. During the Index Account Option Term, your Interim Value will never be less than zero.

- **At the end of the Index Account Option Term**, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero.

18

• MSCI KLD 400 Social Index: The MSCI KLD 400 Social Index is comprised of equity securities that provide exposure to companies with outstanding Environmental, Social and Governance (ESG) ratings and excludes companies whose products have negative social or environmental impacts. Since the primary objective of this Index is to track companies with a positive social or environmental impact, this Index may underperform the market as a whole or other indexes that do not screen for ESG standards. The Index may include large-, mid-, and small-capitalization companies. In general, large capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of other successful smaller companies, and the securities of smaller capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Smaller companies are more likely to fail than larger companies. We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as shown in the Example below. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to 10% plus the calculated return of the MSCI EAFE Index from the replacement date. This means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index value is $1,900, your Index Return would be 10% + (-5%) = 5%. If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity. Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term. Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%. Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), or Performance Trigger Rate, if the Index Return is positive, or the Buffer , if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return. Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has an Index Participation Rate of 100% and a Cap Rate of 10%. Your Index Return of 15% would be multiplied by the 100% Index Participation Rate, and then adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%. 22

Account Option Term. The Performance Trigger Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will a Performance Trigger Rate be lower than 4%. We post all rates online at Jackson.com/RatesJMLP2NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. The Performance Trigger Crediting Method is currently available with a Buffer for renewable one year Index Account Option Terms. The following example will illustrate how the Performance Trigger Crediting Method operates with the Buffer Protection Option. The Example assumes a 5% Performance Trigger Rate and a 10% Buffer. Performance Trigger with Buffer. When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market performance is zero or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary: Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%. Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%. Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. 25

Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 3030. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program. If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Free Withdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "WITHDRAWAL CHARGE" beginning on page 3030. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 98% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Contract Value element of the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 3636. WITHDRAWAL CHARGE At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge: • Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn), • Earnings (any Contract Value that is in excess of your Remaining Premium), and • any Free Withdrawal amount. The free withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, minus earnings. The free withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available Free Withdrawal. If a required 30

• by electing to receive income payments. Your Beneficiary can have access to the money in your Contract when a death benefit is paid. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program. . If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. When you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third party financial professional, subject to certain administrative rules. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in one specific way: pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts. For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 35. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For an example illustrating the impact of advisory fee deductions on your Contract Value and death benefit, please see Appendix A, Example 11. Our Administrative Rules. In order to have advisory fees directly deducted from your Contract Value, you must submit written authorization on a form provided by us, authorizing us to accept and execute instructions from your third party financial 29

• After 6 months, your Contract Value is 99,000, your death benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000: ▪ The advisory fee withdrawal percentage is 1.01010% ($1,000 / $99,000 = 1.01010%). ▪ The total annual advisory fee withdrawal percentage to date is 1.01010% since this is the first advisory fee withdrawal in the Contract Year. ▪ The total annual advisory fee withdrawal percentage is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed. ▪ The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $98,989.90 ($100,000 – 1.01010% * $100,000) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the advisory fee withdrawal is $98,000 ($99,000 - $1,000 = $98,000). ▪ Your Death Benefit is equal to $98,989.90, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90). • At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your death benefit is $98,989.90, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90), and you elect to take an advisory fee withdrawal of $200 ▪ The advisory fee withdrawal percentage is 0.21053% ($200 / $95,000 = 0.21053%). ▪ The total annual advisory fee withdrawal percentage to date is 1.22063% (1.01010% + 0.21053% = 1.22063%) since this is the second advisory fee withdrawal in the Contract Year. ▪ The total annual advisory fee withdrawal percentage to date is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed. ▪ The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $98,781.50 ($98,989.90 – 0.21053% * $98,989.90) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the advisory fee withdrawal is $94,800 ($95,000 - $200 = $94,800). ▪ Your Death Benefit is equal to $98,781.50, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50). • You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your death benefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50), and you elect to take an advisory fee withdrawal of $1,250: ▪ The advisory fee withdrawal percentage is 1.2423762% ($1,250 / $101,000 = 1.2423762%). ▪ The total annual advisory fee withdrawal percentage to date is 1.2423762% since this is the first advisory fee withdrawal in the second Contract Year. The total annual advisory fee withdrawal percentage to date resets to zero at the beginning of each Contract Year. ▪ The total annual advisory fee withdrawal percentage is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed. ▪ The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $97,558.96 ($98,781.50 – 1.2423762% * $98,781.50) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal. ▪ Your Contract Value after the advisory fee withdrawal is $99,750 ($101,000 - $1,250 = $99,750). ▪ Your Death Benefit is equal to $99,750, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96) A-21

• You do not perform any more transactions until month 21, which is three quarters of the way through your second Contract Year. At this time your Contract Value is $99,000, your death benefit is $99,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96), and you request to take an advisory fee withdrawal of $990: ▪ The advisory fee withdrawal percentage would be 1.00% ($990 / $99,000 = 1.00%). ▪ The total annual advisory fee withdrawal percentage to date would be 2.2423762% (1.2423762% + 1.00% = 2.2423762%) since this would be the second advisory fee withdrawal in the second Contract Year. ▪ Since the total annual advisory fee withdrawal percentage to date would be greater than the maximum permissible annual advisory fee withdrawal percentage, this advisory fee withdrawal would not be allowed and not be processed. ▪ You would still have the option of processing a regular withdrawal for $990, which would be subject to all applicable state and federal taxes, including possibly a 10% federal tax penalty, and that would reduce the Contract Value and the total Premium paid into the Contract for the calculation of your Death Benefit accordingly. ◦ Your Contract Value after the withdrawal would be $98,010 ($99,000 - $990 = $98,010). ◦ Your Premium paid into the Contract for the calculation of your Death Benefit would be $96,583.37 ($97,558.96 – 1% * $97,558.96 = $96,583.37), as it would be reduced by the same percentage the Contract Value was reduced for the withdrawal ($990 Withdrawal / $99,000 Contract Value = 1%). ◦ Your Death Benefit would be equal to $98,010, which is the greater of your Contract Value ($98,010) and the Premium paid into the Contract adjusted for any applicable withdrawals ($96,583.37). A-22